ORAMED PHARMACEUTICALS INC.
2 Elza Street, Jerusalem, Israel
93706

January 8, 2008

BY COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Jeffrey P. Riedler, Assistant Director of Division of Corporation Finance
Sebastian Gomez Abero, Examiner

Dear Sirs/Mesdames:

Re:	Oramed Pharmaceuticals Inc.
Registration Statement on Form SB-2
Filed December 19, 2007
File No. 333-148175

Thank you for your letter of January 2, 2008 with respect to the Registration Statement on Form SB-2 (the “Form SB-2”) filed by Oramed Pharmaceuticals Inc. (the “Company”). We enclose our response to your comments and four blacklined copies of our further amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 2, 2008.

General

1.

In an appropriate place in your prospectus, please provide complete descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

Response:	We have added a new section under the heading “Description of the Agreements with Selling Stockholders in the June 15, 2007 Private Placement and the August 2, 2007 Private Placement” to our prospectus to include complete descriptions of the private placement transactions pursuant to which we sold securities to the selling shareholders listed in the filing.

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Signatures

2.

The principal executive officer, principal financial officer and principal accounting officer should sign the registration statement in their individual capacity. Please revise your signature page to move the language “(Principal Executive Officer)” from the first signature for Mr. Kidron to the second signature appearing further down in the same page. Also, please move the signature for Mr. Werber so that it appears with the second set of signatures where the individuals have signed in their individual capacities and not on behalf of the issuer.

Response:	We have amended our signature page to move the language “(Principal Executive Officer)” from the first signature for Mr. Kidron to the second signature and to move the signature for Mr. Werber so that it now appears with the second set of signatures where the individuals have signed in their individual capacities and not on behalf of the issuer. * * * *

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer or our legal counsel, L.K. Larry Yen, directly at (604) 891-7715.

Yours truly,

ORAMED PHARMACEUTICALS INC.

Per: /s/ Nadav Kidron

Nadav Kidron

cc:	Clark Wilson LLP Attn: L.K. Larry Yen